Joseph J. Tomasek, Esq.
77 North Bridge Street
Somerville, New Jersey 08876

(973) 224-1061

Licensed in New York	Of Counsel:
and New Jersey	Mintz & Fraade, P.C.
488 Madison Avenue
New York, N.Y. 10022
(212) 486-2500

July 23, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation finance

100 F Street, NE

Washington, D.C. 20549

Attention:  John Dana Brown

Julie Griffith

Theresa Messinese

Lyn Shenk

Re:	BMP Holdings Inc.

Amendment No.1 to

Registration Statement on Form S-1

Filed June 29, 2015

File No. 333-204070

Ladies and Gentlemen,

On behalf of our client, BMP Holdings, Inc. (“BMP” or the “Company”), we submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 13, 2015, relating to the above referenced Amendment No. 1 to S-1 Registration Statement on Form S-1 filed via EDGAR with the Commission on June 29, 2015 (the “Amendment No. 1”). We are concurrently filing via EDGAR this letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 2 and a copy marked to show all changes from Amendment No. 1 filed on June 29, 2015.

Set forth below, we have recited the 2 comments of the Staff in bold, italicized type and have followed each comment with the Company’s response, with all page references corresponding to the pages of Amendment No. 2.

U.S. Securities and Exchange Commission

July 23, 2015

Page Two

Report of Independent Registered Public Accounting Firm, page 31

1. Your independent accountant’s report should refer to all audited periods in your financial statements. In this regard, you include audited financial statements as of and for the years ended December 31, 2014 and 2013 in your filing; however, your auditor’s report refers only to the balance sheet as of December 31, 2014, and the related statements of operations, [member’s] equity, and cash flows refer only to the period August 4, 2014 (inception) through December 31, 2014. Further, the title of each financial statement in your auditor’s report should correspond with those in your financial statements. For example, the auditor’s report refers to stockholder’s equity rather than members’ equity (deficit) as titled in your financial statements. Please revise accordingly.

The Company respectfully advises the Staff that its independent accountant has revised its report to comply with the Staff’s comment.

Notes to the financial statements, page 36

2. Please revise the heading on each page of your notes to the financial statements to properly refer to BMP Holdings, Inc. rather than Buddhi Mat LLC.

The Company respectfully advises the Staff that the headings on each page of the notes to the financial statements have been revised to comply with the Staff’s comment.

Please direct any questions or comments regarding this letter and Amendment No. 2 to me at: 973-224-1061, email: jtoma4368@aol.com.

Sincerely,

/s/ Joseph J. Tomasek
Joseph J. Tomasek